Exhibit 99.1

HUB Security Announces the Appointment of David Riker as Global Chief Operating Officer

Veteran Risk Management Technology Executive Joins HUB Cyber Security, a Leader in Confidential Computing, to Drive Enterprise Growth and Go-to-Market Success

Tel-Aviv Israel, April 11, 2023 /PRNewswire/ -- HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB Security" or the "Company"), today announced that it has appointed David Riker as its Global Chief Operating Officer.

As HUB Security’s new COO, Riker will lead efforts to scale the Company’s global business operations and go-to-market strategies, aligning the Company’s two business units, Confidential Computing and Professional Services. Mr. Riker will report directly to HUB Security’s CEO, Uzi Moskovich.

“David brings decades of experience driving rapid enterprise growth through disciplined organizational alignment and a focus on client needs and financial results,” said Moskovich. “He has a proven track record developing long term relationships with government agencies, Fortune 500 enterprises, as well as leading banks and insurance companies. As COO, David will be an instrumental voice in the Company as he knows our business and culture well, which will enable him to seamlessly transition into the organization and quickly start working with our team.”

David Riker has over 20 years of experience leading fast-growing technology and risk management companies. Prior to his role at HUB Security, he served as Vice President of Strategic Development at global intelligence leader WorldAware after the sale of BlueLine Grid, a government technology business he founded and led as CEO. Mr. Riker previously served as Managing Director at Kroll, the global risk management company, VP of Products and Corporate Development at Marsh & McLennan and Chief Technology Strategist at Travelers. He was also an operating partner at Pacific Growth Investors, a private equity fund based in Los Angeles, and served as CEO of high growth venture technology startups Storm Exchange and eCoverage.

“The timing for HUB Security’s opportunity is immediate,” said Riker. “I’m fortunate to join Uzi and the management team as we write the next chapter of HUB Security’s growth. There is no greater honor for me than to be part of a team seeking to make the world a safer place and we’re all excited to attempt to harness the large addressable market ahead of us as we continue to expand HUB Security’s impact around the world.”

About HUB Security Ltd.

HUB Cyber Security Ltd ("HUB Security") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) expectations regarding HUB Security's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against the combined company; (iii) the ability to meet stock exchange continued listing standards; (iv) the risk that the consummation of the business combination disrupts HUB Security's current operations and future plans; (v) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) costs related to the transaction; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB Security; and (xi) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB Security’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.